Exhibit 12.1

Home BancShares, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
Exhibit	2012	2011	2012	2011	2011	2010	2009	2008	2007
(In thousands, except ratio’s)
Fixed Charges and Preferred Dividends

Interest expense	5,409	7,338	11,339	15,028	28,391	32,373	37,391	56,552	70,776
Capital debt expense Trust Preferred	521	543	1,045	1,081	2,160	2,335	2,552	3,114	3,002
Estimated interest in rent	107	109	209	221	426	395	318	332	284
Preferred dividends (E)	—	624	—	1,249	1,285	2,500	2,395	—	—

Combined fixed charges and preferred dividends (B)	6,037	8,614	12,593	17,579	32,262	37,603	42,656	59,998	74,062
Less: interest on deposits	4,164	5,986	8,824	12,246	22,968	24,302	27,442	45,593	56,232

Combined fixed charges and preferred dividends excluding interest on deposits (D)	1,873	2,628	3,769	5,333	9,294	13,301	15,214	14,405	17,830

Earnings

Pre-tax income from continuing operations	24,455	20,970	46,706	40,426	84,342	23,612	38,936	12,036	28,964
Fixed charges and preferred dividends	6,037	8,614	12,593	17,579	32,262	37,603	42,656	59,998	74,062

Total earnings (A)	30,492	29,584	59,299	58,005	116,604	61,215	81,592	72,034	103,026
Less: interest on deposits	4,164	5,986	8,824	12,246	22,968	24,302	27,442	45,593	56,232

Total earnings excluding interest on deposits (C)	26,328	23,598	50,475	45,759	93,636	36,913	54,150	26,441	46,794

Ratio of earnings to fixed charges

Ratio, including interest on deposits (A/(B-E))	5.05	3.70	4.71	3.55	3.76	1.74	2.03	1.20	1.39
Ratio, excluding interest on deposits (C/(D-E))	14.06	11.77	13.39	11.20	11.69	3.42	4.22	1.84	2.62

Ratio of earnings to fixed charges & preferred dividends

Ratio, including interest on deposits (A/B)	5.05	3.43	4.71	3.30	3.61	1.63	1.91	1.20	1.39
Ratio, excluding interest on deposits (C/D)	14.06	8.98	13.39	8.58	10.07	2.78	3.56	1.84	2.62